787 Seventh Avenue

New York, NY 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

October 13, 2020

VIA EDGAR

Quinn Kane

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: SA BlackRock Multi-Factor 70/30 Portfolio, a series of SunAmerica Series Trust Post-Effective Amendment No. 119 under the Securities Act of 1933 and Amendment No. 120 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 033-52742 and 811-07238)

Dear Mr. Kane:

This letter responds to supplemental comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission on October 8, 2020, in connection with a letter filed by the Registrant on October 6, 2020, with respect to Staff comments (the "Response Letter") received on Post-Effective Amendment No. 119 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 120 to the Registrant's Registration Statement under the Investment Company Act of 1940, as amended (the "Amendment"). The Amendment contains the prospectus and statement of additional information ("SAI") for the SA BlackRock Multi-Factor 70/30 Portfolio (the "Portfolio").

For your convenience, the substance of the Staff's comments has been restated below to the best of the Registrant's understanding in italicized text. The Registrant's responses to each comment are set out immediately under the restated comment. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff's comments, along with changes made to update certain other information in the Registration Statement will be filed separately. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment or the Response Letter.

I.General

Comment 1: With respect to Response 5 of the Response Letter, the Staff's original comment was intended for clarity. The Staff believes it should be clear that the expenses in

N E W Y O R K W A S H I N G T O N H O U S T O N P A L O A L T O C H I C A G O P A R I S L O N D O N F R A N K F U R T B R U S S E L S M I L A N R O M E

the Example would apply whether the contract owner held shares at the end of the period or redeemed the shares.

Response 1: The Registrant acknowledges the Staff's comment. The Registrant respectfully declines to make the requested change to the narrative disclosure, however, because it is not required by Form N-1A. Nevertheless, the Registrant submits that it will consider making the requested change in its next regular annual update.

Comment 2: With respect to Response 9 of the Response Letter, please supplementally confirm if the Registrant has removed any of the discussion relating to short sales in the SAI.

Response 2: The Registrant submits that it has deleted the subsection entitled "Supplemental Glossary – Short Sales" from the SAI.

Comment 3: With respect to Response 12 of the Response Letter, please describe in more detail which specific derivatives products the Portfolio expects to utilize and the trading strategies that these products will be used to pursue.

Response 3: As noted in paragraph seven of the subsection entitled "Portfolio Summary: SA BlackRock Multi-Factor 70/30 Portfolio – Principal Investment Strategies of the Portfolio," the Portfolio will take short positions in U.S. Treasury futures to maintain equal exposure to credit spread risk and interest rate risk for the portfolio of fixed income securities. The Registrant submits that it has fully disclosed the trading strategies with respect to the Portfolio's use of U.S. Treasury futures.

Comment 4: With respect to Response 22 of the Response Letter, the Staff does not agree that the risk factor disclosure meets the requirements of Item 9 for layered disclosure. Please consider providing more detail where appropriate.

Response 4: The Registrant has reviewed its risk factor disclosure and believes that it is compliant with the requirements of Item 9 for layered disclosure. Nonetheless, the Registrant submits that it will consider making certain revisions to the Portfolio's risk factor disclosure in its next regular annual update.

* * * * * * *

Should you have any questions concerning the above, please call the undersigned at 212-728-8037.

Very truly yours,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

Cc:	Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC

Edward J. Gizzi, Esq. , SunAmerica Asset Management, LLC Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP